May 24, 2021

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:    Jennifer Angelini

Re:	The AZEK Company Inc.
Registration Statement on Form S-1 (File No. 333-256436)
REQUEST FOR ACCELERATION OF EFFECTIVENESS

Dear Ms. Angelini:

As representatives of the several underwriters of the Company’s proposed public offering of 17,250,000 shares of Class A common stock, pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 4:30 p.m. (NYT) on May 26, 2021, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations of the Securities and Exchange Commission under the Securities Act of 1933, as amended, we wish to advise you that there will be distributed to each underwriter or dealer, who is reasonably anticipated to participate in the distribution of the security, as many copies of the proposed form of preliminary prospectus as appears to be reasonable to secure adequate distribution of the preliminary prospectus dated May 24, 2021.

The undersigned advise that they have complied and will continue to comply, and that they have been informed by the participating underwriters and dealers that they have complied with and will continue to comply, with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[Signature Page Follows]

Very truly yours,

BARCLAYS CAPITAL INC.
BOFA SECURITIES, INC.
GOLDMAN SACHS & CO. LLC
JEFFERIES LLC

As Representatives of the several Underwriters

BARCLAYS CAPITAL INC.

By:	/s/ Nicholas Cunningham

Name: Nicholas Cunningham
Title: Managing Director

BOFA SECURITIES, INC.

By:	/s/ Thomas Bradshaw

Name: Thomas Bradshaw
Title: Managing Director

GOLDMAN SACHS & CO. LLC

By:	/s/ Goldman Sachs & Co.

Name: Terry Hagerty
Title: Managing Director

JEFFERIES LLC.

By:	/s/ Scott M. Skidmore

Name: Scott M. Skidmore
Title: Managing Director

[Signature Page to Acceleration Request Letter]